Exhibit 99.3

AMENDMENT NO. 1 TO AMENDED AND RESTATED TRUST AGREEMENT
THIS AMENDMENT NO. 1 TO THE AMENDED AND RESTATED TRUST AGREEMENT (this “Amendment No. 1”) of Sprott Physical Gold Trust (the “Trust”) is dated the 13th day of November, 2020.
WHEREAS, Sprott Asset Management LP (the “Manager”), a limited partnership formed under the laws of the Province of Ontario, and RBC Investor Services Trust (the “Trustee”), a trust company incorporated under the federal laws of Canada, have entered into an amended and restated trust agreement dated February 27, 2015 (the “Trust Agreement”);
WHEREAS, the Manager, pursuant to Section 20.1(b)(v) of the Trust Agreement, wishes to amend the Trust Agreement on the terms contained herein; and
WHEREAS, the amendments to the Trust Agreement proposed by the Manager do not adversely affect the pecuniary value of the interest of any Unitholder in the Trust or restrict any protection provided to the Trustee or increase the responsibilities of the Trustee and such amendments provide added protection to Unitholders.
NOW THEREFORE, the Manager hereby amends the Trust Agreement as follows:
1.
Definitions: All capitalized terms used in this Amendment No. 1 (including the recitals) but not otherwise defined herein shall have the meanings given to them in the Trust Agreement. For the purposes of this Amendment No. 1, “Amendment Effective Date” means the later of, the date on which the United States Securities and Exchange Commission publishes, and the operative date of, the rule change in respect of the Trust required under section 19(b)(1) of the United States Securities Exchange Act of 1934, as amended, and Rule 19b-4 thereunder, in connection with the amendments set out herein.

2.	Amendments: Effective as of the Amendment Effective Date, the Trust Agreement is amended as follows:
(a)
The sentence “The armoured transportation service carrier will receive Gold Bullion in connection with a redemption of Units approximately 10 Business Days after the end of the month in which the redemption is processed.” in Section 6.2(c) of the Trust Agreement shall be deleted.

3.
Amendments to Trust Agreement; Conflicts: This Amendment No. 1 is supplemental to the Trust Agreement and shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Trust Agreement and this Amendment No. 1 were contained in one instrument. The Trust Agreement is and shall remain in full force and effect, except as the Trust Agreement is amended, superseded, modified or supplemented by this Amendment No. 1. If a provision of this Amendment No. 1 is inconsistent or conflicts with any provision of the Trust Agreement, the relevant provision of this Amendment No. 1 shall prevail and be paramount.

4.
Governing Law: This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the parties hereto irrevocably attorn to the non- exclusive jurisdiction of the courts of the Province of Ontario.

5.
Successors and Assigns: This Amendment No. 1 and each and all of the provisions hereof shall be binding upon and shall enure to the benefit of the Trustee, the Manager, the Unitholders and their respective successors and assigns.

6.
Severability: If any provision of this Amendment No. 1 is or becomes illegal, invalid or unenforceable, in whole or in part, in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (i) the legality, validity or enforceability of the remaining provisions of this Amendment No. 1 or (ii) the legality, validity or enforceability of that provision in any other jurisdiction.

7.
Counterparts and Facsimile: This Amendment No. 1 may be executed by signing a counterpart of this Amendment No. 1, and such counterparts together shall constitute a single instrument. This Amendment No. 1 may be executed by facsimile or other electronic transmission.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF this Amendment No. 1 has been executed as of the day and year first written above.
SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:	/s/ John Ciampaglia
	Name:	John Ciampaglia
	Title:	Director

By:	/s/ Kevin Hibbert
	Name:	Kevin Hibbert
	Title:	Director

We have the authority to bind the Manager.